Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2022 Third Quarter Results

•	Third quarter operating income of $318.4 million increased 66% from $191.6 million in the same quarter prior year
•	Third quarter net income of $245.2 million increased 86% compared to $131.6 million in Q3 2021, while adjusted net income[1] of $181.2 million increased 30% compared to $138.9 million in Q3 2021
•	Third quarter diluted earnings per share (diluted “EPS”) of $2.72 increased 97% compared to $1.38 in Q3 2021, while adjusted diluted EPS[1] of $2.01 increased 38% compared to $1.46 in Q3 2021
•	The Board of Directors has approved a $0.35 dividend for the next quarterly payment, an increase of 30%
•	Sold CFI’s Truckload, Temp Control and Mexican non-asset logistics business to Heartland Express, Inc. for $525 million, generating a gain on sale of $75.7 million.
•	TFI International to host Investor Day at the New York Stock Exchange, November 10, 2022

Montreal, Quebec, October 27, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the third quarter ended September 30, 2022. All amounts are shown in U.S. dollars.

“TFI International continued to perform throughout the quarter even as broader macro uncertainty spread, producing robust financial results including a 69% year-over-year increase in adjusted operating income despite non-recurring charges, and a 73% increase in free cash flow,” said Alain Bédard, Chairman, President and Chief Executive Officer.  “This resiliency in the face of challenging industrywide conditions directly reflects our end-market and business line diversity including favorable exposure to large industrial end markets and only about a third of our revenues derived from retail channels. In addition, it reflects our team’s proven ability to constantly adjust to the ever-changing landscape by never losing sight of our longstanding operating principals.  Our ability to rapidly adjust capacity to match shifting demand is just one driver of the strong operating ratios reported today across our business segments.  What’s most encouraging is the self-help nature of the opportunities ahead, with multiple internal initiatives to enhance efficiencies by replicating our past successes throughout our network.  While operationally we continue to excel, we’ve also maintained our focus on strategic capital allocation, completing attractive tuck-in acquisitions while continuing to repurchase shares, and today we are pleased to announce yet another increase to our quarterly dividend.  Our talented team looks forward to sharing more on our operating philosophies, our strategic direction and our ongoing quest to create long-term shareholder value at our upcoming Investor Day.”

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Earnings Press Release

Financial highlights	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share data)	2022	2021*	2022	2021*
Total revenue	2,242.0	2,094.0	6,855.8	5,079.5
Revenue before fuel surcharge	1,857.3	1,870.3	5,740.6	4,580.4
Adjusted EBITDA[1]	348.2	296.4	1,120.1	758.0
Operating income	318.4	191.6	929.2	764.3
Net cash from operating activities	337.8	211.2	723.3	665.0
Net income	245.2	131.6	669.7	610.3
EPS - diluted ($)	2.72	1.38	7.27	6.40
Adjusted net income[1]	181.2	138.9	579.9	349.7
Adjusted EPS - diluted[1] ($)	2.01	1.46	6.29	3.66
Weighted average number of shares ('000s)	88,226	92,982	90,267	93,184
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

THIRD QUARTER RESULTS

Total revenue of $2.24 billion was up 7% and, net of fuel surcharge, revenue of $1.86 billion decrease by 1% compared to the prior year period.

Operating income of $318.4 million compared to $191.6 million the prior year period. The sale of CFI resulted in a $75.7 million gain in the quarter, and the remainder of the increase is from business acquisitions and organic growth across the company, despite the impact of a non recurring charge for the settlement of a legal claim for $11.4 million.

Net income of $245.2 million increased 86% from $131.6 million in the prior year period, and net income of $2.72 per diluted share increased 97% from $1.38 in the prior year period.  Adjusted net income, a non-IFRS measure, was $181.2 million, or $2.01 per diluted share, up 30% from $138.9 million, or $1.46 per diluted share, the prior year period.

For the Package and Courier segment, revenue before fuel surcharge decreased 10% to $120.2 million and operating income increased 42% to $33.9 million.

For the Less-Than-Truckload segment, revenue before fuel surcharge decreased 5% to $817.2 million and operating income increased 5% to $100.5 million.

For the Truckload segment, revenue before fuel surcharge increased 4% to $510.2 million and operating income increased 73% to $96.6 million.

For the Logistics segment, revenue before fuel surcharge increased 4% to $424.1 million and operating income decreased 13% to $29.0 million, as the current year period includes a $11.4 million charge related to the settlement of a legal claim.

NINE-MONTH RESULTS

For the first nine months of 2022, total revenue of $6.86 billion was up 35% and, net of fuel surcharge, revenue of $5.74 billion was up 25% compared to the prior year period.

Net income was $669.7 million, or $7.27 per diluted share, compared to $610.3 million, or $6.40 per diluted share a year ago, which included a $283.6 million bargain purchase gain. Adjusted net income was $579.9 million compared to $349.7 million, an 66% increase.

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Earnings Press Release

During the first nine months of 2022, revenue before fuel surcharge grew 56% for Less-Than-Truckload, 13% for Truckload, 10% for Logistics and declined 10% for Package and Courier. Operating income was higher across all segments in Q3 in comparison to the prior year , after the impacts from the bargain purchase gain recognized in 2021 have been excluded and the non-recurring legal claim settlement expense of $11.4 million in the Logistics segment.

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended September 30				Nine months ended September 30
	2022		2021*		2022		2021*
	$		$		$		$
Revenue[1]
Package and Courier	120.2		133.3		369.9		410.1
Less-Than-Truckload	817.2		860.8		2,522.8		1,617.7
Truckload	510.2		488.6		1,583.0		1,394.7
Logistics	424.1		408.1		1,313.2		1,193.4
Eliminations	(14.4)		(20.6)		(48.2)		(35.5)
	1,857.3		1,870.3		5,740.6		4,580.4
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	33.9	28.2%	23.9	17.9%	96.7	26.2%	71.7	17.5%
Less-Than-Truckload	100.5	12.3%	95.9	11.1%	382.6	15.2%	469.3	29.0%
Truckload	96.6	18.9%	55.8	11.4%	295.0	18.6%	168.4	12.1%
Logistics	29.0	6.8%	33.3	8.2%	106.2	8.1%	109.9	9.2%
Corporate	58.5		(17.2)		48.6		(55.1)
	318.4	17.1%	191.6	10.2%	929.2	16.2%	764.3	16.7%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.

CASH FLOW

Net cash from operating activities was $337.8 million during Q3 compared to $211.2 million the prior year period. The increase was due to working capital improvements of $55.6 million and from increased contributions from net income. The Company returned $233.2 million to shareholders during the quarter, of which $24.4 million was through dividends and $198.8 million was through share repurchases.

Net cash from investing activities increased $518.2 million in Q3 from the comparative prior year period due the sale of CFI which generated $548.3 million. The funds from the sale of CFI were used to reduce the Company’s revolving credit facility. This was offset by cash disbursements of $55.4 million for business acquisitions.

On September 15, 2022, the Board of Directors of TFI International declared a quarterly dividend of $0.27 per outstanding common share paid on October 15, 2022, representing a 17% increase over the $0.23 quarterly dividend declared in Q3 2021.

On October 27, the Board of Directors approved a quarterly dividend of $0.35 per outstanding common share to be paid on January 13, 2023 to shareholders on record at the close of business December 30, 2022. This represents a 30% increase over the last quarterly dividend.

NORMAL COURSE ISSUER BID RENEWAL

TFI International also announced that the Toronto Stock Exchange (“TSX”) has approved the renewal of TFI International’s normal course issuer bid (“NCIB”). Under the renewed NCIB, TFI International may purchase for cancellation a maximum of 6,370,199 common shares, representing 10% of the 63,701,991 shares forming TFI International’s public float. The shares may be purchased through the facilities of the TSX and the New York Stock Exchange and on alternative trading systems over

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Earnings Press Release

the twelve-month period from November 2, 2022 to November 1, 2023. As of October 20, 2022, TFI International had 87,179,763 common shares issued and outstanding.

Under TFI International’s current NCIB, which entered into effect on November 2, 2021 and expires on November 1, 2022, TFI International is authorized to purchase up to 8,798,283 shares. As at October 20, 2022, TFI International has repurchased 6,635,855 shares at a volume weighted average purchase price of CAD $118.01 per share, through the facilities of the TSX and on alternative trading systems in Canada. All of the repurchased shares were cancelled by TFI International.

Any shares purchased by TFI International under the renewed NCIB will be at the market price of the shares at the time of such purchases. The actual number of shares that may be purchased and the timing of any such purchases will be determined by TFI International. Any purchases made by TFI International pursuant to the renewed NCIB will be made in accordance with the rules and policies of the TSX or, as applicable, Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. TSX rules permit TFI International to purchase daily, through TSX facilities, a maximum of 69,330 shares under the NCIB, subject to an exception for a “block purchase” on the TSX once per calendar week.

The Board of Directors of TFI International believes that, at appropriate times, repurchasing its shares through the NCIB represents a good use of TFI International’s financial resources, as such action can protect and enhance shareholder value when opportunities arise.

In connection with the renewed NCIB, TFI International has entered into an automatic share purchase plan with RBC Dominion Securities Inc. in order to allow for purchases under the NCIB during TFI International’s “black-out” periods, as permitted by the TSX Company Manual and the Securities Act (Québec). Outside of these “black-out” periods, TFI International may repurchase shares at its discretion.

INVESTOR DAY

As previously announced, TFI International will host an Investor Day at 8:30 a.m. through 12 p.m. Eastern Time on Thursday, November 10, 2022 at the New York Stock Exchange in New York City. Those interested in attending may RSVP to TFIInvestorDayRSVP@icrinc.com as space will be limited. The Investor Day will also be webcast live and via replay by visiting the Events section of the Company’s website.

CONFERENCE CALL

TFI International will host a conference call on October 28, 2022, at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 877-704-4453. A recording of the call will be available until midnight, November 11, 2022, by dialing 844-512-2921 or 412-317-6671 and entering passcode 13732590.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”,

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Earnings Press Release

“anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2022	2021*	2022	2021*
Net income	245.2	131.6	669.7	610.3
Net finance costs	21.7	20.5	63.4	51.6
Income tax expense	51.5	39.4	196.0	102.4
Depreciation of property and equipment	61.2	62.3	192.1	159.7
Depreciation of right-of-use assets	31.3	30.6	94.1	81.6
Amortization of intangible assets	14.0	13.6	42.4	41.6
Gain on sale of business	(75.7)	-	(75.7)	-
Bargain purchase gain	-	-	-	(283.6)
Gain on sale of land and buildings and assets held for sale	(1.1)	(1.6)	(62.0)	(5.5)
Adjusted EBITDA	348.2	296.4	1,120.1	758.0
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
Note: due to rounding, totals may differ slightly from the sum.

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Earnings Press Release

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, gain on sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars, except per share data)	2022	2021*	2022	2021*
Net income for the period	245.2	131.6	669.7	610.3
Amortization of intangible assets related to business acquisitions	12.0	11.2	38.0	37.4
Net change in fair value and accretion expense of contingent considerations	0.1	0.2	0.1	0.4
Net foreign exchange loss (gain)	0.9	0.2	1.1	(0.5)
Gain on sale of business, net of directly attributable expenses	(71.8)	-	(71.8)	-
Bargain purchase gain	-	-	-	(283.6)
(Gain) loss on sale of land and buildings and assets held for sale	(1.0)	(1.6)	(61.9)	(5.3)
Tax impact of adjustments	(4.1)	(2.8)	4.6	(8.8)
Adjusted net income	181.2	138.9	579.9	349.7
Adjusted earnings per share - basic	2.05	1.49	6.42	3.75
Adjusted earnings per share - diluted	2.01	1.46	6.29	3.66
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
Note: due to rounding, totals may differ slightly from the sum.

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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